                                                                                                                                                                                                                                                                                                       Organic Treehouse Ltd.
                                                                                                                                                                                                                                                                                                       120 Somerset Drive
                                                                                                                                                                                                                                                                                                       Suffern, New York
                                                                                                                                                                                                                                                                                                       10901
June  4, 2012

By EDGAR Transmission
John Reynolds
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Organic Treehouse Ltd.
Registration Statement on Form S-1
Filed April 30, 2012
File No. 333-181040

Dear Mr. Reynolds:

On behalf of Organic Treehouse Ltd. (“Organic Treehouse” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 25, 2012, providing the Staff’s comments with respect to the above referenced Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company. We have endeavored to respond fully to your comments and questions.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Organic Treehouse Response :

We understand the staff’s comment and have included additional disclosures regarding our company qualifying as an “emerging growth company”, as defined in the JOBS Act and made other recommended disclosures as suggested by the staff.  Please see the prospectus cover page and page 4 of the S-1 filing for these required disclosures.

Cover page

2.	Please revise to indicate the amount of net proceeds to the selling shareholders.

Organic Treehouse Response :

We have included the amount of total net proceeds to be received by the selling shareholders on the cover page of the prospectus, disclosed as follows:

“Our common stock is presently not traded on any market or securities exchange. The 1,080,000 shares of our common stock will be sold by the selling stockholders at a fixed price of $0.05 per share for total net proceeds to the selling shareholders of $54,000 or when and if our shares are quoted on the OTC Bulletin Board  at prevailing market prices or privately negotiated prices.”

Summary, page 1

3. We note your disclosure that you are a web-based retailer of new organic clothing. It appears that 98% of your sales volume is generated by your resale rather than web-based retail activities. Please revise the description of your business throughout your prospectus to more clearly reflect your current business as a reseller.

Organic Treehouse Response :

We agree with the Staff’s comment and have revised the disclosure throughout the S-1 filing to reflect the fact that (1) we resell products that we acquire from our suppliers, who drop ship these products to Jubilee (who distributes the products to consumers in Hong Kong) or directly to consumers of the products in the case of our limited website sales, and (2) the vast majority of our sales are derived from Jubilee’s distribution of our products and that our website sales are immaterial. Please see Page 1 of the prospectus which reflects the revised disclosure, which is now consistent throughout the prospectus. We provide the revised disclosure from page 1 of the prospectus below for your convenience:

“We sell new organic clothing and other eco-friendly products for infants and toddlers.  We focus on clothing made with organically grown fibers, skin products and other infant products made with organic ingredients.  We obtain these products from our suppliers who drop ship them to our sole distributor, Jubilee Rainbow, Ltd., or Jubilee.  To a limited extent, we also sell these products directly to consumers through our website.  In the case of our limited website sales, we either sell products that are held in our inventory or our suppliers drop ship the purchased products directly to consumers of the products.  At the present time approximately 98% of our sales volume comes from Jubilee.  Our business is dependent on our continuing relationship with Jubilee.  We do not have any of our own stores or outlets.  Even though almost all of our present sales are derived through the distribution of our products by Jubilee, our business plan contemplates the expansion of our direct website sales.   We have two websites, www.organictreehouse.net and  www.mynaturalbabyboutique.com.”

4.	Please clarify when in 2012 you expect to open your Hong Kong office and whether the opening of a Hong Kong office will alter your current sales arrangements.

Organic Treehouse Response :

We expect to open an office in Hong Kong during the fourth quarter of 2012 and we have made the following disclosure on page 4:

“We anticipate opening up a Hong Kong office in the fourth quarter of 2012 utilizing space that will be provided to us at no cost by our Vice President of Sales. We do not expect sales made from this Hong Kong office to alter our current sales arrangement with Jubilee or other future customers in Hong Kong.”

Risk Factors, page 8

5.
Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors “Our relationship with Jubilee accounts for almost 98% of our sales and …”, and “The loss of Suk Kwan Lai as our Vice President of Sales may result in the loss of our business relationship with Jubilee …” more prominently in the risk factor section.

Organic Treehouse Response :

We have revised the order of the risk factors so that the risk factors mentioned above  appear more prominently in the risk factor section of the S-1 filing and have made other adjustments to the risk factor section so that risk factors follow the order of materiality from most material to least material.

6.	Please address your limited operating history in your risk factor disclosure.

Organic Treehouse Response :

We have added the following risk factor in the S-1 filing:

“We have a limited operating history and face many of the risks and difficulties frequently encountered by a development stage company.

There can be no assurance that our management will be successful in completing our business  plan of selling our products through our internet websites, implementing the corporate infrastructure to support operations at the levels called for by our business plan, and we may not be able to generate sufficient revenues to meet our expenses or to achieve or maintain profitability in the future.

We are a development stage company, and to date, our development efforts have been focused primarily on the development of  our relationship with Jubilee, our sole distributor. Our business model of being a web-based retailer of organic baby products. We have limited operating history for investors to evaluate the potential of our business development. Planned principal operations have commenced, but there has been no significant revenue from our retail internet business model.

In addition, we have only recognized limited revenue from inception (December 8, 2010) through March 31, 2012, and have operated at a loss during this period. Specifically, for the period from inception (December 8, 2010) through March 31, 2012 we had $194,053 in revenue (Approximately $191,000 sold to Jubilee). In addition, total expenses for the same period totaled $ 195,499 resulting in a net loss to date of $ 1,446.

“Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion in their report on our financial statements for the fiscal years ended December 31, 2010 and 2011. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your entire investment.

From the inception of our Company (December 8, 2010, date of inception) until March 31, 2012, we only generated $194,053 in revenues and have incurred net loss during that same period of $1,446. We expect to generate losses into the future. There is no assurance our future operations will result in any profit. If we cannot generate sufficient revenues to operate profitably, we will cease operations and you will lose your investment. If our business operations expand and our operating expenses increase, our profit margins may decrease and we may not be able to develop into a profitable business in the future.”

7.
We note your disclosure on page 31 that you face risks from some of the proposed legislation that could be passed in the future. Please address material regulatory risks in your risk factor disclosure.

Organic Treehouse Response :

Upon further review we do not believe we have material regulatory risks incident to companies that have a web presence, that warrant a separate risk factor for material regulatory risks.

If we do not attract customers to our website…, page 10

8.	We note your references here and elsewhere to attracting customers on “cost-effective terms.” Please clarify the meaning of that phrase.

Organic Treehouse Response :

We have changed the term from “cost-effective terms” to attracting customers on a cost-effective basis and have added the following text to better explain the meaning of the term “cost-effective basis” in the risk factor disclosure:

“Our success depends on our ability to attract retail customers to our website on cost-effective basis.  In other words, we strive to attract customers to our website so that we can  generate revenue that exceeds our total product and selling costs. These selling costs can include marketing expenses incurred to attract more customers to our websites to buy our products.”

Determination of Offering Price, page 15

9.
We note your statement that “a security holder may sell securities at any price depending on privately negotiated factors such as a security holder’s own cash requirements, or objective criteria of value such as the market value of our assets.” Please revise to clarify that the security holder may sell at any price after a market for the common stock is established on the OTC Bulletin Board.

Organic Treehouse Response :

We have revised the prospectus to reflect the fact that selling security holders may sell at any price after a market for the common stock is established on the OTC Bulletin Board.

Management’s Discussion and Analysis…, page 18

10.
Please reconcile your disclosure in the last sentence of the first paragraph that your products are “relatively high in demand” with the first risk factor on page 10 that describes the current low levels of consumer demand.

Organic Treehouse Response :

 We have revised our disclosure in the risk factor on page 10, please review.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Principal Factors Affecting Our Financial Performance, page 18

11.
We note from page one that approximately 98% of your retail volume comes from selling your products to Jubilee. With regards to your relationship with Jubilee, please revise your disclosure to address the following:

•
Tell us what consideration was given to providing detailed disclosure in your liquidity section on the terms of your arrangement with Jubilee. Given that substantially all of your revenues are derived from Jubilee and that your financial performance significantly depends on the operating and financial performance of Jubilee, this discussion should also identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to Jubilee that are reasonably likely to have a material effect on the Company as well as the status of your relationship with Jubilee and how the Company would compensate for the loss of any one of this contract;

•
You state on page one that you have an agreement to sell to Jubilee all consigned inventory at a 15% mark up to your cost. This does not appear to be included in the agreement filed as Exhibit 10.5 to your Form S-1. Please tell us where we can find this agreement;

•
In January 2012, you began to sell inventory on an “outright basis” to Jubilee for which “outright” sales were 88% of sales for the three months ending March 31, 2012. Tell us if you are selling products on an “outright basis” to Jubilee at the same 15% mark up as the products sold under consignment. Also tell us if you anticipate moving to the outright basis with Jubilee going forward and away from the consigned inventory model. If so, please provide a discussion in MD&A of how this shift from a consigned model to an “outright” model will impact operations and cash flows. To the extent these sales are priced differently, please disclose the impact of pricing changes on operations and liquidity as well as any changes to your return policy.

Organic Treehouse Response :

First staff comment bullet above:

We agree that additional detail disclosure is needed in the liquidity section . We have made the following additional disclosure in the liquidity section:

“Impact of Potential Loss of our Major Customer Jubilee on our Company’s Liquidity

Currently Jubilee’s operations of selling our organic baby products to their customers in Hong Kong constitute approximately 98% of our total revenue. Any substantial decrease in their selling of our products to their customers in Hong Kong will substantially affect our operating results and liquidity. Although we currently have a satisfactory relationship with Jubilee, if they were to terminate their relationship or stop ordering products from us, these events would currently result in a loss of substantially all of our revenue which would have a material impact on the liquidity of our Company.  It is uncertain how long Jubilee will continue to order products from us as we do not have any assurances from them as to how long they will continue ordering products from us. We do not have an exclusive agreement with them for selling our type of products to their customers.

In the event that the Company is not able to retain Jubilee as a customer or obtain new customers, the Company will incur increased operating losses and will need to raise additional capital to maintain its current operations. The company presently is seeking new customers but is not presently negotiating any agreements with any new customers.”

Second staff bullet comment above:

We have only an oral pricing agreement with Jubilee to sell to them at a 15% mark up to our cost. We have made changes throughout the S-1 to disclose that the 15% mark up is an oral pricing agreement with Jubilee. Please see below for one of the edits made to disclose this oral agreement on page 1 of the filing:

“In January 2012, we began to also sell our inventory on an outright basis to Jubilee at an orally agreed-upon price of a 15% markup of our cost to acquire and ship the inventory to them.”

Third staff bullet comment above:

We are selling to Jubilee at a 15% markup for sales on an “outright basis”. Please see above disclosure for the second bullet. We do anticipate moving away from sales on a consignment basis and all sales being made on an outright basis. We made the following disclosure regarding this expectation:

“We expect that all sales to Jubilee will be both on an outright basis and consigned basis in 2012 until all consigned inventory currently held by Jubilee are sold to Jubilee’s customers in 2012. Once all consigned inventory currently held by Jubilee is sold to their customers, all future sales to them will be on an outright basis and we will discontinue the consigned inventory sales model to Jubilee.”

We have also disclosed in the MDA how this shift might impact our operations and cash flows:

“We began selling to Jubilee during the three months ended March 31, 2012 on an outright basis. Sales on an outright basis are different from our inventory consignment sales in that the sales terms are FOB destination point, therefore Jubilee takes title to the inventory immediately upon their receipt of the inventory in Hong Kong and payment is due to us within 30 days upon receipt. We anticipate that after all consigned inventory currently held by Jubilee is sold, all future sales to Jubilee will be on an outright basis. Selling our merchandise on an outright basis will not impact our operations or pricing but may affect our cash flows. Our current sales terms for our consigned inventory require Jubilee to immediately prepay to us 50% of the consigned inventory value they hold. Other than requiring this 50% prepayment, we expect all other payment terms including our return policy to remain the same as selling our goods on a consigned basis. We do not expect selling our inventory on an outright basis to have a significant effect on our cash flows from operations.”

Results of Operations for three months ended March 31, 2012 and 2011 and for the period December 8, 2010 (date of inception) to March 31, 2012, page 19
12.
We note from page 19 that you charge Jubilee a fixed 15% markup on your cost of inventory. However, you disclose on pages 20 and 21 that you expect your future gross profit margins to be 13% for sales to Jubilee. Please tell us and disclose why you believe margins will be 13% when you have agreed to a 15% mark up. As noted above in comment eleven, to the extent your sales on an “outright basis” are charged at a different rate and will impact margins, this fact should be disclosed as well as the terms for “outright basis” sales.

Organic Treehouse Response :

We have added disclosure to more clearly explain that a 15% markup on cost is equal to a 13% gross margin on revenue, as shown below. Please note the example below, if an item is sold and the inventory cost of the item is $100 and the markup is 15% of the cost:
Sales Price	115	100%
Cost	100	87.0%
Gross Profit	15	13.0%

13.	Please expand your disclosure to explain clearly how the increase in your cost of sales was due to an increase in your revenues.

Organic Treehouse Response :

We have revised the disclosure to more clearly reflect the increase in cost of sales, as shown below:

“The increase in the cost of sales for 2011 was due to our increase in revenue due to the increase in inventory units sold by Jubilee to their customers in 2011.”

Liquidity and Capital Resources, page 22

14.	Revise to briefly clarify whether the company has any external sources of liquidity.

Organic Treehouse Response :

We understand the staff’s comment and have made the following disclosure:

“We have relied on loans and capital contributions from its officer and unaffiliated investors for financing. As of March 31, 2012 we received a total of $123,099 of capital contributions and interest bearing notes from our director and chief executive and financial officer and $54,000 from unaffiliated investors who invested in our private placement. We do not have any formal agreement with management for advancing funds to the Company and we do not believe that any other external sources of financing are available at the present time.”

15.	Please revise to indicate how long your working capital will satisfy your cash requirements.

Organic Treehouse Response :

We have approximately $$118,000 in working capital at March 31, 2012. If we are not able to continue our sales growth with Jubilee or establish new customers in the Hong Kong market and generate more web-based sales, we will spend approximately this cash amount in the next 12 months, so we have made the below disclosure in the S-1 filing.

“We expect that our current working capital will satisfy our present cash requirements until sometime during the first quarter of 2013.”

Business, page 26

16.	Please revise the first paragraph in this section to address the company’s dependence on Jubilee.

Organic Treehouse Response :

We have made the following disclosure to address our dependence on Jubilee:

“At the present time approximately 98% of our sales volume comes from Jubilee.  Jubilee also distributes its own similar products.  Our business is dependent on our continuing relationship with Jubilee.  We do not have any of our own stores or outlets.”

17.	Please disclose the material terms of your agreement with All Good Foundation Limited and file that agreement as an exhibit.

Organic Treehouse Response :

We will include our agreement with All Good Foundation Limited in an exhibit to the S-1 filing. We have also disclosed the following regarding this agreement:

“On December 29, 2011, we entered into a one year marketing agreement starting January 1, 2012 with a Hong Kong marketing company called All Good Foundation Ltd. We agreed to pay All Good Foundation a quarterly fee of $15,000 starting January 1, 2012 for marketing services in the Hong Kong market. These marketing services include making introductions to other potential customers in the Hong Kong market and assistance in attending trade shows in Hong Kong. This agreement can be terminated by either party upon giving 30 days written notice of termination.”

18.	Please revise to address the material terms of the consignment agreement with Jubilee in your business section.

Organic Treehouse Response :

We have disclosed the material terms of the consignment agreement with Jubilee as follows:

“On December 28, 2011, we signed an inventory consignment agreement with Jubilee whereby Jubilee will hold our inventory at its facilities in Hong Kong and will market and sell our  inventory to its Hong Kong customers. When the inventory is shipped to its customers, Jubilee immediately takes title to the inventory shipped and we bill Jubilee, according to an oral agreement with us, a fixed price which is a 15% markup on the value of the consigned inventory held by Jubilee prior to their shipment to their customers. All Jubilee sales will  be at prices and upon terms established by Jubilee and they reserve the right to set the price of its sales to their customers. Jubilee also has the right to, at its discretion, establish, change, alter or amend the terms and conditions of an individual sale to its customers. This agreement is in force for 1 year periods, and is automatically renewed for additional one year periods unless terminated by written notice from either party to the other not less than thirty days prior to the end of the initial term or by written 30 days notice in subsequent terms by either party.”

19.
We note that you indicate in the Summary section that “if the market prices for our consignment inventory decrease, due to increased price competition for our type of products in Hong Kong market, we may have to sell our consigned inventory items to Jubilee at a loss, in order for Jubilee to sell this inventory to their customers at the prevailing market prices for our goods in the Hong Kong market.” We also note your statement that “we have an agreement to sell to Jubilee all consigned inventory held by them at a 15% markup of our cost to acquire and ship the inventory to them.” Please revise to clarify who determines the sales price of the consigned inventory.

Organic Treehouse Response :

Jubilee determines the sales prices of the consigned inventory to their customers. They do need our permission to sell our inventory below the consigned inventory value or what we refer to as a “liquidation sale”. Please see the below disclosure on page 3 now inserted to better explain who determines the sales price of the consigned inventory:

“Most of our inventory at March 31, 2012 and December 31, 2011 was held on consignment by Jubilee.  Jubilee is located in Hong Kong. If the market prices for our consignment inventory decrease, due to increased price competition for our type of products in the Hong Kong market, we may have to sell our consigned inventory items to Jubilee at a loss, in order for Jubilee to sell this inventory to their customers at the prevailing market prices for our goods in the Hong Kong market. Jubilee solely determines the sales price of our consigned inventory to their customers. If Jubilee receives a sales order for inventory below our consigned inventory value, Jubilee will notify us before making this sale to its customer. Upon  receiving written notice from Jubilee showing the sales order price being below the consigned inventory value and them receiving our written approval to sell, Jubilee will ship the consigned inventory to their customer. We will then grant Jubilee an inventory credit based on this reduction in inventory value and they will not receive any profits or incur any losses from these type of liquidation sales. There have not been any liquidation sales made by Jubilee to date.”

Competition, page 28

20.	Revise to disclose your competitive position in the industry and the methods of competition.

Organic Treehouse Response :

We have made the following disclosure regarding competitive position in the organic baby and toddler products industry:

“We are a start-up enterprise with no competitive position within the organic and eco-friendly baby and toddler products marketplace. Our current methods of competition include leveraging our relationship with Jubilee to distribute our products in the Hong Kong market, and trying to  attract customers to our website by placing advertisements and offering giveaways on various highly rated baby  weblogs or "blogs", online journals that are updated frequently and available to the public.  We also rely on word of mouth marketing as the primary source of traffic to our website.”

Management, page 33

21.	Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Sophia Movshina should serve as a director. Refer to Item 401(e) of Regulation S-K.

Organic Treehouse Response :

Ms. Movshina’s  knowledge and experience in our industry, experience in computer software development and testing and her knowledge of the various web-based marketing methods to increase traffic to the company’s websites and her educational background all lead the company to conclude that she is qualified to serve as a director of the company. Please see the revised disclosure below that better explains her qualifications.

“Ms. Movshina has been our President, Secretary, Treasurer, and Director since December 8, 2010.  Ms. Movshina is also our Principal Executive Officer and Principal Financial Officer.  She developed our business model, sourced suppliers, worked with many of our current suppliers and sells our products. She was responsible for overseeing the design and implementation of our websites,   organictreehouse.net and  www.mynaturalbabyboutique.com  as well as sourcing all of our products and selecting our vendors. During the years leading up to her retirement in 2010 and thereafter, Ms. Movshina became a student of the organic children’s clothing industry.  She wanted to start a business upon retirement that would allow her to leverage her technological skills to market and sell products on the internet.  After analyzing several different industries, Ms. Movshina founded the Organic Treehouse Ltd. Our company benefits from Ms. Movshina’s knowledge and familiarity of the organic baby clothes and toddler products markets that was derived from Ms. Movshina’s personal study of the market beginning in the years leading up to her retirement.. She continues to lead the development and execution of our organic baby products business by seeking to drive more traffic to our websites to establish our company as a web-based retailer of infant and toddler organic baby products.

Ms. Movshina holds a PhD from St. Petersburg Polytechnic Institute in Economics, with emphasis on Marketing and Entrepreneurship. She has worked from November 1988 to November 2010 as a senior computer analyst, level 4 (the highest level personnel in the Information Technology division of the Transit Authority) for NYC Transit Authority maintaining and designing their payroll computer systems. She held a management position at New York City Transit Authority for over 20 years and has executive leadership and management experience reporting to the top management at the NYC Transit Authority. She also has working experience as a Computer Analyst at Thompson-McKinnon Brokerage in the IT department, managing the firm’s computer software for bonds and other securities. “

Promoters and Certain Control Persons, page 39

22.	We note your statement that “the company does not have any promoters”. See the definition of “promoter” in Rule 405 under the Securities Act of 1933. Please revise as appropriate.

Organic Treehouse Response :

We have revised the disclosure as set forth below.  Since Ms. Movshina is a promoter, we have also inserted the word “promoter” after officers and directors under the heading “Involvement in Certain Legal Proceedings” in order to clearly demonstrate compliance with Item 401 of Regulation S-K and in order to confirm (as required by such Item) that no promoter (Ms. Movshina being the only promoter) has engaged in the events enumerated in paragraphs (f)(1) through (f)(6) of  Item 401 of Regulation S-K.

“Ms. Movshina is considered a founder or promoter of Organic Treehouse Ltd. as defined in Rule 405 under the Securities Act of 1933.”

Description of Capital Stock, page 41

23.
The statement that “all of the shares of common stock included in this prospectus are duly authorized, validly issued, fully paid and non-assessable” is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel’s consent or remove the statement.

Organic Treehouse Response :

We have removed this disclosure from the filing.

Plan of Distribution, page 44

24.
We note your statement that the “the selling stockholders may use any one or more of the following methods when selling shares: …; and any other method permitted pursuant to applicable law.” (Emphasis added) Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete this phrase and indicate any additional methods of distribution that will be used.

Organic Treehouse Response :

We have deleted this phrase from the filing.

Financial Statements, page F-2 & F-14

25.
You disclose throughout your document that you are a development stage company and you have not generated significant revenues or net income because you are a start-up company. Please tell us how you determined that you meet the definition of a development stage company under ASC 915-10-20. To the extent your planned principal operations have not commenced or you believe there has not been significant revenue from planned operations, please revise to address the following:

•
Revise your Stockholders’ Equity section of the balance sheets to replace “retained earnings (deficit) during development stage” with “retained earnings (deficit) accumulated during the development stage.” Refer to ASC 915-210-45-1;

•	Revise your Statements of Stockholders’ Equity to include the disclosures required by ASC 915-215-45-1; and

•	Revise your footnotes to your financial statements to describe the nature of the development stage activities in which you are currently engaged pursuant to ASC 915-235-50-1.

Organic Treehouse Response :

ASC 915 requires disclosure where the business devotes substantially all of its efforts to establishing its operations and either of the following conditions exists: (1) planned principal operations have not started or (2) there has been no significant revenue although principal operations are underway. Generally Accepted Accounting Principles (GAAP) applicable to established companies apply equally to development stage enterprises.

We have given full consideration to the applicability of the disclosure requirements. Our planned principal operations is to become an online retailer of organic baby products.   We have two websites, www.organictreehouse.net and  www.mynaturalbabyboutique.com .  Though our sales through these websites to date have been minimal (approximately $4,400 total from December 8, 2010 (inception) to March 31, 2012) we expect that ultimately the success of our company will come from our ability to establish a market and sell our products through our websites. While we have entered into a consignment agreement for the sale of our inventory, this is not our planned principal operations.  The Company has utilized this a means to fund its marketing efforts, further development of the websites and operating costs.   Substantially all our efforts are to establish markets for our products in order to generate revenue from our websites, that is why the company is currently a development stage company.

Response to Bullet 1 above: We have made this revision to the balance sheets.

Response to Bullet 2 above: We have indicated on the first line of this statement that it is from the inception date and we have also now disclosed the date, number of shares and share prices for each stock issuance, all made in accordance with the ASC cited above.

Response to Bullet 3 above: We have revised the footnotes as follows:

“The Company is a development stage entity and its primary focus is to sell the Company’s products through its two websites. Its development stage activities include attracting customers to its websites by viral marketing, including placing advertisements and offering giveaways on various baby weblogs or "blogs", online journals that are updated frequently and postings to other online communities. The Company has not generated any significant revenue from its website sales.”

26.
We note from your websites that you sell gift certificates. Please disclose how you account for gift certificates and quantify the amounts of revenue recognized and the balance of unredeemed gift certificates for the periods reported.

Organic Treehouse Response :

We have not sold any gift certificates to date. We have disclosed in our accounting policy footnotes the following:

“Gift Cards: The Company will collect the proceeds from gift cards issued and record a liability for the full amount sold. This liability will be reduced when the Company honors redemptions of the gift cards as a form of tender. As a result, the Company will maintains a liability equivalent to 100% of the proceeds from unredeemed gift cards, less estimated unredeemed gift cards. For the three months ended March 31, 2012 and March 31, 2010 and from the period December 8, 2010 (date of inception) to March 31, 2012, there were no gift cards sales, therefore the “unredeemed gift certificates” liability was $0 at March 31, 2012 and 2011.

In recognizing the unredeemed gift card income above, the Company considered the guidance under ASC 405-20-40, Liabilities-Extinguishments of Liabilities-Derecognition paragraph 40-1 that states “A debtor shall derecognize a liability if and only if it has been extinguished. A liability under this standard has been extinguished if either of the following conditions is met: (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor.” The recognition of unredeemed gift card income is not expected to be material in future reporting periods. If we have future sales of gift cards, we will review historical gift card redemption information at each reporting period to assess the continued appropriateness of the gift card breakage rates and pattern of redemption.”

27.
We note from page F-9 that you review your inventory quantities on hand for physical deterioration. Please revise to discuss how you review your consigned inventory for physical deterioration when it’s held in Hong Kong.

Organic Treehouse Response :

Our VP of sales who lives in Hong Kong, Suk Kwan Lai, will periodically inspect the inventory for physical deterioration. We have disclosed the following in the inventory footnote:

“The Company’s Vice President of Sales, who resides in Hong Kong where the inventory is held on consignment, periodically physically inspects the consigned inventory quantities being held by Jubilee for physical deterioration.”

Signatures

28.	Please revise the signature page to designate the principal financial officer. Refer to Instruction 1 to the Signatures section of the Form S-1.

Organic Treehouse Response :

We have made this revision to the signature page to the S-1 from principal accounting officer to principal financial officer.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gary R. Henrie, Esq. at (801) 310-1419.

As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure of our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible.

Sincerely,

Organic Treehouse Ltd.

By:/s/ Sophia Movshina
Sophia Movshina
Chief Executive Officer Principal Financial Officer